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                                                                                                     EXHIBIT 12

                                 HERSHEY FOODS CORPORATION
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, 1996, 1995, AND 1994
                                  (in thousands of dollars except for ratios)
                                            (Unaudited)

                                                        1998          1997        1996          1995         1994
                                                        ----          ----        ----          ----         ----
Earnings:

   Income from continuing operations before
     income taxes and accounting changes............  $ 557,006     $ 553,955   $ 479,737(a)  $ 465,953    $ 333,138(c)

   Add (Deduct):

     Interest on indebtedness.......................     88,648        79,138      52,036        47,568       37,249

     Portion of rents representative of the
       interest factor(d)...........................     13,197        10,592       8,618         8,176        8,556

     Amortization of debt expense...................        462           412         234            97           64

     Amortization of capitalized interest...........      3,856         3,496       3,359         3,183        2,958
                                                      ----------    ---------   ---------     ---------    ---------

        Earnings as adjusted........................  $ 663,169     $ 647,593   $ 543,984     $ 524,977    $ 381,965
                                                      ==========    =========   =========     =========    =========

Fixed Charges:

   Interest on indebtedness.........................  $ 88,648      $  79,138   $  52,036     $  47,568    $  37,249

   Portion of rents representative of the
     interest factor(d).............................    13,197         10,592       8,618         8,176        8,556

   Amortization of debt expense.....................       462            412         234            97           64

   Capitalized interest.............................     2,547          1,883       1,534         1,957        3,009
                                                      ---------    ----------   ---------     ---------    ---------

     Total fixed charges............................  $ 104,854     $ 92,025    $  62,422     $  57,798    $  48,878
                                                      =========     ========    =========     =========    =========

Ratio of earnings to fixed charges..................       6.32         7.04         8.71          9.08         7.81
                                                      =========     ========    =========     =========    =========

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NOTES:

(a) Includes a loss on the disposal of businesses of $35.4 million.

(b) Includes a restructuring credit of $.2 million.

(c) Includes a restructuring charge of $106.1 million.

(d) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.

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